Exhibit 99.3

Chunghwa Telecom Co., Ltd. and Subsidiaries

Consolidated Financial Statements for the

Three Months Ended March 31, 2022 and 2021

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In Millions of New Taiwan Dollars)

	March 31, 2022 (Unaudited)		December 31, 2021 (Audited)		March 31, 2021 (Unaudited)
ASSETS	Amount	%	Amount	%	Amount	%
CURRENT ASSETS
Cash and cash equivalents	$46,500	10	$39,779	8	$30,044	7
Financial assets at fair value through profit or loss	3	—	3	—	8	—
Hedging financial assets	8	—	—	—	—	—
Contract assets	5,540	1	5,554	1	5,247	1
Trade notes and accounts receivable, net	21,070	4	23,947	5	21,391	4
Receivables from related parties	39	—	41	—	34	—
Inventories	12,513	2	11,327	2	12,349	2
Prepayments	5,281	1	2,330	—	5,487	1
Other current monetary assets	6,759	1	5,061	1	11,620	2
Other current assets	3,352	1	2,979	1	2,233	—

Total current assets	101,065	20	91,021	18	88,413	17

NONCURRENT ASSETS
Financial assets at fair value through profit or loss	806	—	909	—	817	—
Financial assets at fair value through other comprehensive income	3,574	1	3,616	1	3,650	1
Investments accounted for using equity method	7,263	1	7,137	1	6,994	2
Contract assets	2,756	1	2,608	1	2,487	—
Property, plant and equipment	285,931	54	289,100	56	280,151	55
Right-of-use assets	10,744	2	11,051	2	10,765	2
Investment properties	9,652	2	9,663	2	9,611	2
Intangible assets	82,328	16	83,945	16	88,664	18
Deferred income tax assets	2,761	1	2,785	1	3,074	1
Incremental costs of obtaining contracts	967	—	988	—	962	—
Net defined benefit assets	3,582	1	3,391	1	3,577	1
Prepayments	1,821	—	1,798	—	2,145	—
Other noncurrent assets	4,924	1	4,863	1	4,990	1

Total noncurrent assets	417,109	80	421,854	82	417,887	83

TOTAL	$518,174	100	$512,875	100	$506,300	100

	March 31, 2022 (Unaudited)		December 31, 2021 (Audited)		March 31, 2021 (Unaudited)
LIABILITIES AND EQUITY	Amount	%	Amount	%	Amount	%
CURRENT LIABILITIES
Short-term loans	$65	—	$65	—	$60	—
Short-term bills payable	—	—	—	—	4,999	1
Financial liabilities at fair value through profit or loss	—	—	6	—	4	—
Hedging financial liabilities	—	—	8	—	2	—
Contract liabilities	12,701	2	12,234	2	13,265	4
Trade notes and accounts payable	11,823	2	18,063	4	9,690	2
Payables to related parties	214	—	392	—	325	—
Current tax liabilities	9,258	2	6,530	1	8,718	2
Lease liabilities	2,995	1	3,211	1	3,297	1
Other payables	21,665	4	24,437	5	22,596	4
Provisions	251	—	285	—	326	—
Current portion of long-term loans	—	—	—	—	1,600	—
Other current liabilities	1,027	—	998	—	957	—

Total current liabilities	59,999	11	66,229	13	65,839	14

NONCURRENT LIABILITIES
Long-term loans	1,600	—	1,600	—	—	—
Bonds payable	30,473	7	26,977	6	19,981	4
Contract liabilities	6,901	1	6,840	1	7,216	1
Deferred income tax liabilities	2,197	—	2,189	—	2,018	—
Provisions	141	—	142	—	104	—
Lease liabilities	6,909	1	7,062	1	6,022	1
Customers’ deposits	4,916	1	5,336	1	4,732	1
Net defined benefit liabilities	2,291	1	2,288	1	3,420	1
Other noncurrent liabilities	4,993	1	5,082	1	1,986	—

Total noncurrent liabilities	60,421	12	57,516	11	45,479	8

Total liabilities	120,420	23	123,745	24	111,318	22

EQUITY ATTRIBUTABLE TO STOCKHOLDERS OF THE PARENT
Common stocks	77,574	15	77,574	15	77,574	15

Additional paid-in capital	149,823	29	149,810	29	149,806	30

Retained earnings
Legal reserve	77,574	15	77,574	15	77,574	15
Special reserve	2,676	1	2,676	1	2,676	1
Unappropriated earnings	78,739	15	70,157	14	76,007	15

Total retained earnings	158,989	31	150,407	30	156,257	31

Others	(363)	—	(408)	—	(152)	—

Total equity attributable to stockholders of the parent	386,023	75	377,383	74	383,485	76
NONCONTROLLING INTERESTS	11,731	2	11,747	2	11,497	2

Total equity	397,754	77	389,130	76	394,982	78

TOTAL	$518,174	100	$512,875	100	$506,300	100

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In Millions of New Taiwan Dollars, Except Earnings Per Share)

(Unaudited)

	Three Months Ended March 31
	2022		2021
	Amount	%	Amount	%
REVENUES	$51,295	100	$50,101	100
OPERATING COSTS	31,691	62	31,893	64

GROSS PROFIT	19,604	38	18,208	36

OPERATING EXPENSES
Marketing	5,445	10	4,885	9
General and administrative	1,548	3	1,303	3
Research and development	849	2	875	2
Expected credit loss	101	—	44	—

Total operating expenses	7,943	15	7,107	14

OTHER INCOME AND EXPENSES	(1)	—	3	—

INCOME FROM OPERATIONS	11,660	23	11,104	22

NON-OPERATING INCOME AND EXPENSES
Interest income	24	—	18	—
Other income	44	—	42	—
Other gains and losses	(109)	—	164	—
Interest expense	(56)	—	(51)	—
Share of profits of associates and joint ventures accounted for using equity method	105	—	40	—

Total non-operating income and expenses	8	—	213	—

INCOME BEFORE INCOME TAX	11,668	23	11,317	22
INCOME TAX EXPENSE	2,775	6	2,679	5

NET INCOME	8,893	17	8,638	17

TOTAL OTHER COMPREHENSIVE INCOME (LOSS)
Items that will not be reclassified to profit or loss:
Unrealized gain or loss on investments in equity instruments at fair value through other comprehensive income	(45)	—	(945)	(2)
Gain or loss on hedging instruments subject to basis adjustment	16	—	(4)	—

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In Millions of New Taiwan Dollars, Except Earnings Per Share)

(Unaudited)

	Three Months Ended March 31
	2022		2021
	Amount	%	Amount	%
Share of remeasurements of defined benefit pension plans of associates and joint ventures	$2	—	$1	—

	(27)	—	(948)	(2)

Items that may be reclassified subsequently to profit or loss:
Exchange differences arising from the translation of the foreign operations	77	—	(37)	—
Share of other comprehensive income of associates and joint ventures	—	—	—	—

	77	—	(37)	—

Total other comprehensive income (loss), net of income tax	50	—	(985)	(2)

TOTAL COMPREHENSIVE INCOME	$8,943	17	$7,653	15

NET INCOME ATTRIBUTABLE TO
Stockholders of the parent	$8,580	17	$8,338	17
Noncontrolling interests	313	—	300	—

	$8,893	17	$8,638	17

COMPREHENSIVE INCOME ATTRIBUTABLE TO
Stockholders of the parent	$8,627	17	$7,354	15
Noncontrolling interests	316	—	299	—

	$8,943	17	$7,653	15

EARNINGS PER SHARE
Basic	$1.11		$1.07

Diluted	$1.10		$1.07

(Concluded)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In Millions of New Taiwan Dollars)

(Unaudited)

	Equity Attributable to Stockholders of the Parent
							Others
							Exchange
							Differences
							Arising	Unrealized
							from the	Gain or Loss			Total Equity
			Retained Earnings				Translation of	on Financial	Gain or Loss		Attributable to
		Additional		Special	Unappropriated	Total Retained	the Foreign	Assets at	on Hedging		Stockholders	Noncontrolling
	Common Stocks	Paid-in Capital	Legal Reserve	Reserve	Earnings	Earnings	Operations	FVOCI	Instruments	Total Others	of the Parent	Interests	Total Equity
BALANCE, JANUARY 1, 2021	$77,574	$149,790	$77,574	$2,676	$67,574	$147,824	$(315)	$1,240	$2	$927	$376,115	$11,158	$387,273
Net income for the three months ended March 31, 2021	—	—	—	—	8,338	8,338	—	—	—	—	8,338	300	8,638
Other comprehensive income (loss) for the three months ended March 31, 2021	—	—	—	—	1	1	(35)	(946)	(4)	(985)	(984)	(1)	(985)

Total comprehensive income (loss) for the three months ended March 31, 2021	—	—	—	—	8,339	8,339	(35)	(946)	(4)	(985)	7,354	299	7,653

Disposal of investments in equity instruments at fair value through other comprehensive income	—	—	—	—	94	94	—	(94)	—	(94)	—	—	—
Share-based payment transactions of subsidiaries	—	16	—	—	—	—	—	—	—	—	16	40	56

BALANCE, MARCH 31, 2021	$77,574	$149,806	$77,574	$2,676	$76,007	$156,257	$(350)	$200	$(2)	$(152)	$383,485	$11,497	$394,982

BALANCE, JANUARY 1, 2022	$77,574	$149,810	$77,574	$2,676	$70,157	$150,407	$(392)	$(8)	$(8)	$(408)	$377,383	$11,747	$389,130
Cash dividends distributed by subsidiaries	—	—	—	—	—	—	—	—	—	—	—	(371)	(371)
Change in additional paid-in capital from investments in associates and joint ventures accounted for using equity method	—	—	—	—	—	—	—	—	—	—	—	—	—
Net income for the three months ended March 31, 2022	—	—	—	—	8,580	8,580	—	—	—	—	8,580	313	8,893
Other comprehensive income (loss) for the three months ended March 31, 2022	—	—	—	—	2	2	66	(37)	16	45	47	3	50

Total comprehensive income (loss) for the three months ended March 31, 2022	—	—	—	—	8,582	8,582	66	(37)	16	45	8,627	316	8,943

Share-based payment transactions of subsidiaries	—	13	—	—	—	—	—	—	—	—	13	39	52

BALANCE, MARCH 31, 2022	$77,574	$149,823	$77,574	$2,676	$78,739	$158,989	$(326)	$(45)	$8	$(363)	$386,023	$11,731	$397,754

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Millions of New Taiwan Dollars)

(Unaudited)

	Three Months Ended March 31
	2022	2021
CASH FLOWS FROM OPERATING ACTIVITIES
Income before income tax	$11,668	$11,317
Adjustments to reconcile income before income tax to net cash provided by operating activities:
Depreciation	8,051	7,848
Amortization	1,635	1,641
Amortization of incremental costs of obtaining contracts	211	195
Expected credit loss	101	44
Interest expense	56	51
Interest income	(24)	(18)
Compensation cost of share-based payment transactions	4	4
Share of profits of associates and joint ventures accounted for using equity method	(105)	(40)
Loss (gain) on disposal of property, plant and equipment	1	(3)
Gain on disposal of financial instruments	(1)	—
Loss on disposal of investments accounted for using equity method	1	—
Provision for impairment loss and obsolescence of inventory	40	33
Valuation loss (gain) on financial assets and liabilities at fair value through profit or loss, net	94	(133)
Others	89	(50)
Changes in operating assets and liabilities:
Decrease (increase) in:
Contract assets	(134)	92
Trade notes and accounts receivable	2,795	1,220
Receivables from related parties	2	196
Inventories	(1,226)	27
Prepayments	(2,973)	(3,112)
Other current monetary assets	93	(147)
Other current assets	(373)	116
Incremental cost of obtaining contracts	(191)	(157)
Increase (decrease) in:
Contract liabilities	528	(245)
Trade notes and accounts payable	(6,236)	(5,901)
Payables to related parties	(177)	(321)
Other payables	(1,891)	(2,490)
Provisions	(34)	15
Other current liabilities	36	(77)
Net defined benefit plans	(188)	(199)

Cash generated from operations	11,852	9,906
Interests paid	(20)	(23)
Income taxes paid	(15)	(8)

Net cash provided by operating activities	11,817	9,875

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Millions of New Taiwan Dollars)

(Unaudited)

	Three Months Ended March 31
	2022	2021
CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of financial assets at fair value through other comprehensive income	$(3)	$(38)
Proceeds from disposal of financial assets at fair value through other comprehensive income	—	2,906
Acquisition of financial assets at fair value through profit or loss	(6)	(9)
Proceeds from disposal of financial assets at fair value through profit or loss	9	10
Proceeds from capital reduction of financial assets at fair value through profit or loss	44	—
Acquisition of time deposits and negotiable certificates of deposit with maturities of more than three months	(2,708)	(7,726)
Proceeds from disposal of time deposits and negotiable certificates of deposit with maturities of more than three months	879	1,998
Acquisition of investments accounted for using equity method	(20)	(274)
Acquisition of property, plant and equipment	(5,228)	(4,443)
Proceeds from disposal of property, plant and equipment	2	6
Acquisition of intangible assets	(17)	(20)
Decrease (increase) in other noncurrent assets	(59)	214
Interests received	23	17
Dividends received	—	103

Net cash used in investing activities	(7,084)	(7,256)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from short-term loans	13	63
Repayments of short-term loans	(13)	(70)
Proceeds from short-term bills payable	—	5,000
Repayments of short-term bills payable	—	(7,000)
Proceeds from issuance of bonds	3,500	—
Payments for transaction costs attributable to the issuance of bonds	(4)	—
Decrease in customers’ deposits	(428)	(103)
Payments for the principal of lease liabilities	(1,058)	(1,019)
Increase (decrease) in other noncurrent liabilities	(90)	95
Change in other noncontrolling interests	47	53

Net cash provided by (used in) financing activities	1,967	(2,981)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	21	(14)

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Millions of New Taiwan Dollars)

(Unaudited)

	Three Months Ended March 31
	2022	2021
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	$6,721	$(376)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	39,779	30,420

CASH AND CASH EQUIVALENTS, END OF PERIOD	$46,500	$30,044

(Concluded)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NOTE TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2022 and 2021

(Unaudited)

STATEMENT OF COMPLIANCE

The Company has prepared its consolidated balance sheets as of March 31, 2022 and 2021, the related consolidated statements of comprehensive income, changes in equity and cash flows for the three months ended March 31, 2022 and 2021 in accordance with IAS 34 “Interim Financial Reporting” as issued by the International Accounting Standards Board (IASB). The consolidated financial statements are incomplete as they omit the related footnote disclosures as required under International Financial Reporting Standards as issued by IASB.